Exhibit 2 As a result of the Transaction, Mr. Urstadt individually no longer is the direct beneficial owner of any shares of Common Stock of the Issuer, but when aggregating the 547,177 shares of Common Stock held by URS II, the 533,467 shares of Common Stock held by UPCO, the 21,300 shares of Common Stock held by Elinor Urstadt, Mr. Urstadt's wife, the 8,185 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Urstadt and the 1,901,006 shares of Common Stock held by Urstadt Realty Associates Co. LP ("URACO"), a Delaware limited partnership of which UPCO is the general partner and Mr. Urstadt, Mrs. Urstadt, the Catherine U. Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust (for each of which trusts Mr. Urstadt is the sole trustee) are the limited partners, results in Mr. Urstadt beneficially owning 3,011,135 shares of Common Stock. Due to a clerical error, previously filed Forms 4 incorrectly stated that Mr. Urstadt was the direct beneficial owner of an additional 200 shares of Common Stock of the Issuer. As a result of the Transaction, UPCO is the direct beneficial owner of 533,467 shares of Common Stock, which, when added to the 1,901,006 shares of Common Stock held by URACO, results in UPCO beneficially owning 2,434,473 shares of Common Stock. URACO remains the direct beneficial owner of 1,901,006 shares of Common Stock.